CM

09041411

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Times Square Tower, 7 Times Square, Suite 1906
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Caffney (212) 218-7482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McLaren & Co., P.C.
(Name – *if individual, state last, first, middle name*)

504 Corporate Drive West (Address) Langhorne (City) (State) 19047 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

8-21

OATH OR AFFIRMATION

I, James E. Gaffney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Growth Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn to and subscribed before me this 26 day of FEB. 2009.

Notary Public

Signature

Managing Member

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MICHAEL J. SAILE, Notary Public
Middletown Twp. Bucks County
My Commission Expires September 1, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLaren & Co., P.C.
Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com
www.mclarencpa.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITOR'S REPORT

To the Members of
Capital Growth Securities LLC:

We have audited the accompanying statement of financial condition of Capital Growth Securities LLC (a Delaware limited liability company) (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Growth Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLaren & Co., P.C.

February 14, 2009

Capital Growth Securities LLC

Statement of Financial Condition

As of December 31, 2008

ASSETS:	
Cash and Cash Equivalents	$ 310,945
Accounts Receivable	317,540
Prepaid Fees	5,402
Total Assets	$ 633,887
LIABILITIES AND MEMBERS' EQUITY:	
LIABILITIES	
Accounts Payable and Accrued Expenses	$ 18,972
Deferred Income Taxes	6,138
Total Liabilities	25,110
MEMBERS' EQUITY	608,777
Total Liabilities and Members' Equity	$ 633,887

See accompanying notes

Capital Growth Securities LLC

Statement of Income

For the Year Ended December 31, 2008

Revenues:	
Consulting Fees	$ 1,280,714
Interest Income	6,939
Total Revenues	1,287,653
Expenses:	
Consulting and Administrative Fees	1,203,398
Regulatory Fees	21,852
Legal and Professional Fees	13,785
Miscellaneous	3,347
Total Expenses	1,242,382
Income before Income Taxes	45,271
Income Taxes	1,004
Net Income	$ 44,267

See accompanying notes

Capital Growth Securities LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2008

	Members' Equity
Balance at December 31, 2007, as previously reported	$ 4,382,630
Adjustment for overstatement of income tax provision	281,880
Balance at December 31, 2007, as restated	4,664,510
Net Income	44,267
Distributions to Members	(4,100,000)
Balance at December 31, 2008	$ 608,777

See accompanying notes

Capital Growth Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Net Income	$ 44,267
Deduct Deferred Income Tax Benefit	(82,668)
Decrease in Accounts Receivable	4,122,272
Decrease in Other Receivables	35,000
Decrease in Prepaid Fees	6,881
Decrease in Accounts Payable and Accrued Expenses	(8,380)
Net Cash Flows from Operating Activities	4,117,372
Cash Flows from Financing Activities:	
Cash Distributions to Members	(4,100,000)
Net Cash Flows from Financing Activities	(4,100,000)
Increase in Cash and Cash Equivalents	17,372
Cash and Cash Equivalents, beginning of year	293,573
Cash and Cash Equivalents, end of year	$ 310,945

Supplemental Cash Flow Data:

Income Taxes Paid	$ 92,550
Interest Paid	$ -

See accompanying notes

Capital Growth Securities LLC

Notes to Financial Statements
For the Year Ended December 31, 2008

1. **Organization**

Capital Growth Securities LLC is a broker/dealer and a member of the Financial Industry Regulatory Authority. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. **Accounting Principles and Policies**

Cash and cash equivalents

For purposes of preparing the statement of cash flows, unrestricted currency and money market accounts are considered cash and cash equivalents.

Accounts receivable

Management believes that all accounts receivable as of December 31, 2008 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

The Company earns its revenue by generating consulting fee income from providing business development advice to money management companies. The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2008 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes

As a limited liability company, the company is not a taxpaying entity for federal or state income tax purposes, and thus no federal or state income tax expense has been recorded in the statements. Income of the company is taxed to the members on their individual tax returns. The Company is subject to the New York City Unincorporated Business Tax.

Certain items of income and expense are recognized for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes, primarily cash versus accrual basis accounting, resulting in deferred income taxes.

(continued)

3. Concentrations of Risk

In the year ended December 31, 2008, one of the Company's clients accounted for approximately 85% of the Company's consulting revenue.

The Federal Deposit Insurance Corporation insured up to $100,000 of deposits maintained at any one financial institution. Effective October 4, 2008, the FDIC temporarily increased the insured amount to $250,000. During the year, the Company's deposit balance exceeded insured levels based on bank records on a number of occasions.

4. Related Party Transactions

During 2008, the Company purchased consulting and administrative services in the amount of $1,158,452 from other companies owned by its members.

5. Correction of Error

In 2007, the Company determined that it is subject to the New York City Unincorporated Business Tax. The Company recorded current and deferred income taxes for 2007 based upon a full allocation of income to New York City. Subsequently, the Company, after consultation with its tax preparer, determined that its allocation percentage to New York City was 50%. This resulted in a $281,880 reduction in current and deferred taxes as of December 31, 2007.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1. At December 31, 2008, the Company had net capital of $282,915, which was $277,915 in excess of its required net capital of $5,000. The company's aggregate indebtedness to net capital ratio was 0.065 to 1 at December 31, 2008.

Capital Growth Securities LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of December 31, 2008

Schedule I

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

NET CAPITAL

Total Members' Equity	$ 608,777
Add: Other (deductions) or allowable credits - Deferred income tax liability	6,138
Total capital and allowable subordinated liabilities	614,915
Deductions and/or charges:	
A. Non-allowable assets	
Receivables from clients	(317,540)
Prepaid fees	(5,402)
Total non-allowable assets	(322,942)
Net capital	$ 291,973

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 18,972

Schedule I
(continued)

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	1,674
Minimum dollar net capital required	$	5,000
Net capital required	$	5,000
Excess net capital at 1500%	$	286,973
Excess net capital at 1000%	$	290,076
Percentage of aggregate indebtedness to net capital		6.50%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2007)

Net capital, as reported in company's Part II (Unaudited) FOCUS report	$	282,915
Net audit adjustments		9,058
Net capital per above	$	291,973

The company is exempt from the provisions of SEC rule 15c3-3 in accordance with paragraph (k)(2)(i). The company does not carry any security accounts for its clients.

Capital Growth Securities LLC

Schedule II

Not applicable.

Schedule III

Not applicable.

Schedule IV

Not applicable.

Capital Growth Securities LLC

Computation for Determination of Reserve Requirements
for Brokers and Dealers
Pursuant to Rule 15c3-3
as of December 31, 2008

Capital Growth Securities LLC is exempt from the provision of Rule 15c3-3 under Section (k)(2)(i) of the Securities Exchange Act of 1934, because it meets the exceptions provided within Section (k)(2)(i).